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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)


                          COOPERATIVE BANKSHARES, INC.
                          ----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   216844 10 0
                                   -----------
                                 (CUSIP Number)


                             FREDERICK WILLETTS, III
                                201 MARKET STREET
                        WILMINGTON, NORTH CAROLINA 28401
                                 (910) 343-0181
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  APRIL 7, 2009
             ------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/


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CUSIP NO.:  216844 10 0

--------------------------------------------------------------------------------
   1.   Name of Reporting Person:

           FREDERICK WILLETTS, III
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   2.   Check the Appropriate Box if a Member of a Group
                                                                   (a) /_/

                                                                   (b) /_/
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   3.   SEC Use Only

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   4.   Source of Funds

           PF, OO
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
                                                                   /_/

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   6.      Citizenship or Place of Organization

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
        NUMBER OF               Sole Voting Power:                 325,700 (1)
         SHARES
      BENEFICIALLY              ------------------------------------------------
        OWNED BY                Shared Voting Power:               379,732
          EACH
        REPORTING               ------------------------------------------------
         PERSON                 Sole Dispositive Power:            299,450
          WITH
                                ------------------------------------------------
                                Shared Dispositive Power:          317,240

--------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person
           705,432 (1)

--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        /_/
--------------------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in Row (11) 10.66% (2)
--------------------------------------------------------------------------------
   14.     Type of Reporting Person
           IN
--------------------------------------------------------------------------------

(1) Includes 26,250 shares that may be acquired pursuant to currently exercisable stock options.
(2) Based on 6,589,256 shares outstanding as of April 30, 2009 and assumes that options to purchase 26,250 shares have been exercised.

                                  Page 2 of 5
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         This Amendment No. 9 to the Schedule 13D of Frederick Willetts, III
(the "Reporting Person") is being filed to report that as of April 7, 2009, Mr. Willetts no longer considered to have voting power with respect the shares of common stock of Cooperative Bankshares, Inc. (the "Issuer") held by the Cooperative Bank 401(k) Supplemental Retirement Plan (the "401(k) Plan") and to update Mr. Willetts' beneficial ownership of shares of the Issuer's common stock. Effective April 7, 2009, a directed independent third party trustee votes all participant shares held by the 401(k) Plan. The 401(k) Plan is structured as a combined employee stock ownership plan ("ESOP") and 401(k) plan, maintaining separate accounts for Issuer shares related to the ESOP ("ESOP Accounts") and shares related to 401(k) savings accounts ("401(k) Savings Accounts"). As reported in Amendment Nos. 4 through 8 of Schedule 13D, which Mr. Willetts previously filed with the Securities and Exchange Commission ("SEC"), Mr. Willetts was previously considered to have sole power to direct the voting of all shares of Issuer common stock held in the 401(k) Savings Accounts and to have sole dispositive power with respect to the shares of Issuer common stock held in the ESOP Accounts. As a result of the fact that a directed independent third party trustee now votes all participant shares held by the 401(k) Plan, the 401(k) Plan is no longer required to file as a party with Mr. Willetts with respect to this Amendment No. 9. Instead, the 401(k) Plan will file a separate
Schedule 13G with the SEC to report its ownership of shares of Issuer common stock.

ITEM 1.   SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Cooperative Bankshares, Inc. (the "Issuer"). The executive office of the Issuer is located at 201 Market Street, Wilmington, North Carolina 28401.

ITEM 2.     IDENTITY AND BACKGROUND.

        (a)   This Statement is filed by Frederick Willetts, III

        (b)   ADDRESS: 201 Market Street, Wilmington, North Carolina 28401

        (c)   PRESENT PRINCIPAL OCCUPATION: Chairman of the Board of the Issuer.

        (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   CITIZENSHIP: United States of America.

                                  Page 3 of 5

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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a) The aggregate number of shares beneficially owned by the Reporting Person is 705,432, constituting 10.66% of the 6,589,256 outstanding shares of the Issuer's common stock. Included in this amount are 26,250 shares of common stock which Mr. Willetts has the right to acquire under the stock option plan of the Issuer.

        (b) Mr. Willetts has sole voting and dispositive power over: the 254,271 shares he holds directly; the 9,354 shares held in his childrens' trust, over which he serves as sole trustee; the 35,825 shares held in the Elizabeth Messick Willetts Medical Trust, over which he serves as sole trustee. In addition, Mr. Willetts has sole voting and dispositive power with respect to the 26,250 shares which he may acquire pursuant to the exercise of currently exercisable stock options.

         Mr. Willetts shares voting and dispositive power over the 159,812 shares held in two trusts for which he serves as co-trustee and may be deemed to share voting and dispositive power with respect to: (i) the 3,547 shares held by his spouse; (ii) the 1,046 shares for which his spouse serves as custodian for the benefit of their children; (iii) the 101,120 shares held by his mother and her IRA account; (iv) the 43,327 shares held by Helen Margaret Willetts; (v) the 3,537 shares for which Helen Margaret Willetts serves as custodian and trustee; and (vi) the 4,851 shares owned by Elizabeth M. Willetts.

         Mr. Willets shares voting power but has no dispositive power over the 37,540 shares held in his personal 401(k) Savings Account under the 401(k) Plan and the 24,952 shares held in his personal ESOP Account under the 401(k) Plan.

        (c)     Not applicable.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: May 21, 2009                                   /s/ Frederick Willetts, III
                                                     ---------------------------
                                                     Frederick Willetts, III



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